Notice Dated May 1, 2026
TFLIC FREEDOM PREMIERSM VARIABLE ANNUITY
Issued through
Transamerica Financial Life Insurance Company
TFLIC Series Annuity Account

This Annual Notice Document (“Notice”) provides certain updated information about Your TFLIC Freedom PremierSM Variable Annuity, a flexible payment variable accumulation deferred annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica and for TFLIC Series Annuity Account (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89355K521?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2004, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Account Value - The sum of the variable accumulated value and the General Account options accumulated value.
Administrative Office and Service Center - Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person You named in the application (or later changed), to receive annuity payments. The Annuitant may be changed as provided in the Contract's death benefit provisions and annuity provision.
Contract Anniversary - The same day in each succeeding year as the Contract date. If there is no day in a calendar year which coincides with the Contract date, the Contract Anniversary will be the first day of the next month.
Contract Effective Date - The effective date of the Contract as shown in the Contract.
Contract Year - A 12-month period starting on the Contract Effective Date and ending with the day before the Contract Anniversary, and each 12-month period thereafter.
Fixed Account – An option to which You can direct Your money under the Contract, other than the Separate Account. It provides a guarantee of principal and interest. The assets supporting the Fixed Account are held in the General Account.
General Account - The assets of Transamerica that are not allocated to a Separate Account.
Owner (You, Your) - The person(s) entitled to exercise all rights under the Contract. The Annuitant is the Owner unless the application states otherwise, or unless a change of ownership is made at a later time.
Portfolio - The investment Portfolio underlying each variable Subaccount in which we will invest any amounts the Owner allocates to that variable Subaccount.
Premium Payments/Premium - Amounts paid by an Owner or on the Owner's behalf to TFLIC as consideration for the benefits provided by the Contract. When we use the term "Premium Payment" or “Premium” in this prospectus, it has the same meaning as "net Premium" in the Contract, which means the Premium Payment less any applicable Premium taxes.
Qualified and Non-Qualified - The Contract has a Qualified status if it is issued in connection with a retirement plan or program. Otherwise, the status is non-Qualified.
Separate Account – TFLIC Series Annuity Account, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.
Separate Account Value – During the accumulation period, Your Contract’s value in the Separate Account, which equals the sum of the values in each Subaccount.
Subaccount - A subdivision of the Separate Account that invests exclusively in the shares of a specified Portfolio and supports the Contracts. Subaccounts corresponding to each Portfolio hold assets under the Contract during the accumulation period. Other Subaccounts corresponding to each Portfolio will hold assets after the maturity date if You select a variable annuity payment option.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Portfolio Companies Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix - Portfolio Companies Available Under the Contract.
  For updated Portfolio performance information please refer to the Appendix - Portfolio Companies Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 2004, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Contract within 7 years following Your last purchase payment, You will be assessed a surrender charge. The maximum surrender charge is 7% of the amount withdrawn and applies to each Premium Payment for up to 7 years from the date it was made. The surrender charge decreases over time.

For example: If You make an early withdrawal, You could pay a surrender charge of up to $7,000 on a $100,000 investment.
Annuity Contract Fee Table Expenses – Surrender Charge
Are There Transaction Charges?
Yes. In addition to surrender charges, the investor may also be charged for other transactions under the Contract.

Transfer Fee. You may make up to 12 free transfers among Subaccounts per Contract Year. After 12 transfers, a $10 charge applies to each additional transfer. Transfers from the Fixed Account are not charged, but they do count toward the 12 free transfers.
Expedited Delivery Fee. When we incur extraordinary expenses, such as wire transfers or overnight mail expenses, for expediting delivery of Your partial or complete surrender payment, we will deduct that charge from the payment. We charge $25 for a wire transfer and $20 for an overnight delivery ($30 for Saturday delivery).
Annuity Contract Fee Table Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Contract Fee Table
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.40%	1.67%
	Portfolio Company (fund fees and expenses)[2],3	0.29%	0.86%
1As a percentage of Separate Account Value.
2As a percentage of net asset value.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $1,895	Highest Annual Cost $2,467
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract.

This Contract includes investment options through Subaccounts that are tied to the performance of underlying mutual fund Portfolios. These Portfolios are subject to market risk, and their values may fluctuate daily. As a result, the value of Your Contract may increase or decrease depending on the performance of the investment options You choose. There is no guarantee that You will earn a return or recover the amount of Your original investment.
  You bear the full investment risk for amounts allocated to the Subaccounts and past performance is not a guarantee of future results.
  If You allocate funds to the Fixed Account, Your principal and interest are guaranteed by Transamerica, with a minimum interest rate of 3% annually.
Summary
Is This a Short-Term Investment?
No. This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement. You should not buy this Contract if You are looking for a short-term investment or if You cannot take the risk of getting back less money than You put in.
Summary
What are the Risks Associated with Investment Options?
An investment in this Contract is subject to risks. The risks are primarily tied to the performance of the investment options You select.
  The value of Your Contract can increase or decrease depending on the performance of the Subaccounts You choose.
  Each Subaccount invests in a specific mutual fund Portfolio, and You bear the full investment risk for amounts allocated to these Subaccounts.
  There is no guarantee that any Portfolio will achieve its stated objective.
Each investment option, including variable Subaccounts and the Fixed Account, has its own set of risks based on it underlying assets and investment strategy.

For example: Equity-focused Portfolios may be more volatile. Bond Portfolios may be sensitive to interest rate changes. Money market Portfolios may offer lower returns and could even lose value in low-interest rate environments. Real Estate Portfolios may be affected by property market trends. The Fixed Account offers principal protection and a minimum guaranteed interest rate but may have lower growth potential.

You should carefully review the fund prospectuses for each Investment option before making an investment decision.
Investment Choices
What are the Risks Related to the Insurance Company?
An investment in this Contract is subject to risks related to the financial strength and stability of the Transamerica Financial Life Insurance Company.

All obligations under the Contract, including those related to Fixed Account guarantees, annuity payment guarantees and death benefit guarantees are subject to the claims-paying ability of Transamerica. This means that if Transamerica were to become insolvent or otherwise unable to meet its financial obligations, You could lose some or all of the benefits promised under the Contract.

More information about Transamerica Financial Life Insurance Company (formerly AUSA Life Insurance Company), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
AUSA Life Insurance Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. Allocations or transfers to the Fixed Account are limited if the resulting Fixed Account Value would exceed $500,000. You may be assessed a fee of $10 per transfer if they are in excess of 12 per Contract Year.
  Transfers from the Fixed Account are allowed once per Contract Year, unless You are enrolled in the Dollar Cost Averaging program.
  During the income phase, transfers are limited to once per year and no transfers are allowed to or from the Fixed Account.
Transamerica also reserves the right to add, remove or substitute Subaccounts, change the investment objectives of the Subaccounts subject to applicable law, close existing Portfolios to new allocation or new investors, impose restrictions on transfers to deter market timing or disruptive trading and to defer payments or transfer under certain market conditions or regulatory requirements.
The Annuity Contract Investment Choices
Are There any Restrictions on Contract Benefits?
Yes. The Contract includes restrictions and limitations on the benefits it offers.
Death Benefit Limitations
  The death benefit is only payable before the maturity date and is the greater of the annuity value on the death report day, total Premium Payments minus partial surrenders or the annual step-up value (highest annuity value on any Contract Anniversary before the Annuitant’s 81st birthday, adjusted for additional Premium and partial surrenders.
  Partial surrenders may reduce the death benefit by more than the amount withdrawn, especially if the step-up value is higher than the annuity value at the time of withdrawal.
Systematic Partial Surrenders
  These surrenders are only allowed during the accumulation period and must stop upon annuitization.
  These cannot reduce the annuity value below $5,000 and are limited to 10% of the annuity value annually.
  Withdrawals exceeding these limits may terminate the benefit or reduce it disproportionately.
Contract Loans (for Certain Qualified Contracts
  They are available only for 403(b) plans and are limited to 50% of annuity value or $50,000, whichever is less.
  There is a maximum of two loans outstanding at any time.
  Defaulted loans may result in Contract termination, taxable distributions, and loss of tax-qualified status.
Modifications or Termination of Benefits
  Transamerica reserves the right to discontinue or modify optional features (e.g., asset rebalancing, dollar cost averaging) with 30 days’ notice.
  The company may also stop accepting additional Premium Payments or change investment options subject to regulatory approval.
Death Benefit Access to Your Money – Systematic Partial Surrenders Contract Loans for Certain Qualified Contracts
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
You should consult with a qualified tax adviser to understand how this Contract may affect Your personal tax situation. Tax rules can be complex and vary depending on Your individual circumstances.

If You purchase this Contract through a tax-qualified plan (such as a 401(k), 403(b), or IRA), You should be aware that:
  These plans already provide tax-deferred growth, therefore, the Contract does not offer any additional tax benefit beyond what the plan already provides.
  You should carefully evaluate the costs and features of the Contract to determine if it is appropriate for Your retirement strategy.
Taxation of Withdrawals
  Withdrawals (including partial surrenders and systematic withdrawals) are generally taxed as ordinary income to the extent they represent earnings.
  If You are under age 59 ½ withdrawals may also be subject to a 10% federal penalty tax, unless an exception applies (e.g., death, disability, annuitization).
  For Nonqualified Contracts earnings are taxed first.
  For Qualified Contracts, distributions are generally fully taxable unless they represent after-tax contributions.
Taxation of Death Benefits
  Death benefit proceeds are generally taxable as ordinary income to the beneficiary.
  If paid as a lump sum, they are taxed like a full surrender.
  If paid as annuity payments, they are taxed like regular annuity income.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Investment professionals may receive compensation, which can create financial incentives that influence their recommendations. They may receive commissions or additional incentives such as:
  Bonuses paid on production and persistency which reward high sales volumes and long-term retention of Contracts or they may receive lower upfront commissions in exchange for higher ongoing commissions starting earlier in the Contract’s life.
  They may also receive 12b-1 fees from certain Portfolios for providing shareholder support services, for maintaining records related to those funds or the insurance company and its affiliates may receive a percentage of Portfolio assets from fund managers or distributors for administrative or marketing support.
Because investment professionals may receive greater compensation for selling this Contract over other investment products, they may have a financial incentive to recommend it—even if another product might better suit Your needs.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Other Information - Distribution of the Contracts
Should I Exchange My Contract?
Before making any exchange, You should carefully evaluate whether it is in Your best interest. Specifically:
Compare the two Contract features.
  Does the new Contract offer benefits that Your current one does not?
  Are the ongoing costs (e.g., mortality and expense risk charges, administrative fees surrender charges) high or lower?
  Are the Subaccounts or Fixed Account terms more favorable?
  Does the new Contract include optional benefits that are important to You?
Consider the Costs of Exchanging
  You may incur a surrender charge on Your current Contract if You exchange it before the end of the surrender period.
  The new Contract will likely start a new surrender charge period, which could limit Your liquidity.
  You may lose valuable features or guarantees in Your current Contract that are not available in the new one.
You should only exchange Your Contract if, after a thorough comparison, You determine that the new Contract is preferable to continuing with Your existing one. This decision should be based on Your financial goals, risk tolerance, and investment timeline—not solely on a recommendation from a salesperson.
Other Information - Distribution of the Contracts

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89355K521?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.53%	7.13%	-0.34%	2.08%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.48%	6.99%	-0.14%	2.09%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.64%	8.46%	4.12%	5.91%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.59%	5.85%	-1.28%	1.18%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.29%	4.07%	3.05%	1.91%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.46%	11.64%	3.47%	4.90%
To seek long-term capital appreciation.	Transamerica International Focus VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	0.83%	6.47%	0.99%	5.45%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.71%	10.63%	2.33%	4.91%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.77%	13.13%	5.83%	8.08%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.72%	11.89%	3.86%	6.33%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Initial Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	19.45%	9.16%	11.18%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	9.10%	2.06%	4.40%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.84%	8.11%	7.17%	11.14%

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.64%	13.06%	8.62%	9.73%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	0.81%	9.81%	9.56%	9.81%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	0.83%	10.27%	5.43%	10.46%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective May 1, 2003, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.79%	21.24%	15.08%	15.49%
Seeks to provide capital growth.	Fidelity® VIP Growth Opportunities Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.81%	21.73%	11.04%	19.64%

Effective December 12, 2011, the following Subaccount was closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%

Effective December 12, 2005, the following Subaccount was closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to provide investors with long-term capital growth.	Transamerica TSW Mid Cap Value Opportunities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	0.76%	9.56%	9.32%	8.64%

Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2004. Contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Financial Life Insurance Company
6400 C Street S.W.
Cedar Rapids, IA 52499

Product File Number on Edgar System – 333-63218
EDGAR Contract Identifier No. is #C000018397